

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 17, 2009

<u>Via U.S. Mail and Fax</u>
OC Kim
President
Franklin Wireless, Inc.
5440 Morehouse Drive, Suite 1000
San Diego, Ca.   92121

   RE: **Franklin Wireless, Inc.**
     Form 10-K for the fiscal year ended June 30, 2008
     Filed September 26, 2008 and
     Form 10-Q for the quarter ended September 30, 2008
     Filed November 14, 2008
     File No. 001-14891

Dear Mr. Kim:

   We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending June 30, 2008
Note 3 – Summary of Significant Accounting Policies
Cash and Cash Equivalents, page F-8

1. Explain to us how your policy of considering all highly liquid investments purchased with
    original maturities of six months or less to be cash equivalents complies with GAAP or revise.
    We refer you to the guidance in paragraph 8 of SFAS No. 95.

Advertising and Marketing Costs, page F-9

2. It appears that various sales commissions were included within advertising and marketing
    expenses as a result of EITF 01-9. With a view towards expanded policy disclosure, explain to
    us why you accounted for these sales commissions as expenses in accordance with EITF 01-9.

Note 14 – Income Taxes, page F-17

3. In light of the fact that you have earned income before income taxes in 2007 and 2006, and in
    the subsequent interim period, we do not understand why it is reasonable for management to
    believe it is more likely than not that the Company will not recover any of the deferred tax
    assets. Provide us an explanation of why your conclusion that it is more likely than not that the
    Company will not generate *any* taxable income through 2026 is reasonable.

4. Revise the table on page 66 summarizing the components of your income tax expense to report
    separately the benefits of operating loss carryforwards, pursuant to paragraph 45e of SFAS No.
    109.

5. In this regard, it is unclear why your entire current federal income tax expense was not offset
    from the benefit of net operating loss carryforwards. Please advise us and explain in your
    income tax footnote.

6. Provide the disclosure required pursuant to paragraph 47 of SFAS No. 109.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide
us with a response. Please furnish a letter that keys your responses to our comments and provides
any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director